Clifford Chance Partnerschaft mit beschränkter Berufshaftung Junghofstraße 14 60311 Frankfurt am Main Germany Tel +49 69 7199 01 Fax +49 69 7199 4000 www.cliffordchance.com

VIA EDGAR

Lauren Pierce and Kathleen Krebs
United States Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.	September 5, 2024
Washington, D.C. 20549-0404

Re	SCHMID Group N.V.
Registration Statement on Form F-1, File No. 333-280095
Responses to Staff comments made by letter dated August 16, 2024

Dear Ms. Pierce, and Ms. Krebs:

On behalf of our client, SCHMID Group N.V. (the "Company"), we submit to the staff of the United States Securities and Exchange Commission (the "Staff") this letter setting forth the Company's response to the comments contained in the Staff's letter dated August 16, 2024 (the "Comment Letter") in connection with the Company's Amendment No. 1 to Registration Statement on Form F-1, filed on August 2, 2024, (the "Registration Statement"). Concurrent with the submission of this response letter, the Company is submitting Amendment No. 2 of the Registration Statement on Form F-1 (the "Second Amendment to the Registration Statement") via EDGAR. The Second Amendment to the Registration Statement contains updates in response to the Staff's comments made in the Comment Letter. Attached as Annex A to this letter is a marked copy showing the changed pages of the Amended Registration Statement for reference.

The Staff's comments are reproduced below in italics and are followed by the Company's response. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Clifford Chance LLP is a limited liability partnership registered in England and Wales under no. OC323571. The firm's registered office and principal place of business is at 10 Upper Bank Street London E14 5JJ. The firm uses the word "partner" to refer to a member of Clifford Chance LLP or an employee or consultant with equivalent standing and qualifications. The firm is authorised and regulated by the Solicitors Regulation Authority under SRA number 447778.

Clifford Chance PARTNERSCHAFT MIT BESCHRÄNKTER BERUFSHAFTUNG

Amendment No. 1 to Registration Statement on Form F-1

Summary of Prospectus, page 7

1.	We note your response to prior comment 2 and reissue in part. Please revise the prospectus summary to disclose your "controlled company" status, your controlling shareholders, and the voting power percentage of your controlling shareholders.

Company Response: The Company acknowledges the Staff's Comment and has added the disclosure regarding the Company's "controlled company" status, its controlling shareholders, and the voting power percentage of its controlling shareholders to the prospectus summary.

The Offering, page 14

2.	We note your response to prior comment 1, which indicates that 87,565 shares have now been issued to Appleby as a set-off of legal fees due and the remaining shares to two Korean investors have been removed from the registration statement since the shares have not been issued and it is unclear whether they will be issued to these two investors. Please continue to update your disclosure to be consistent with the issuance of the 87,565 ordinary shares and non-issuance of the other 35,000 ordinary shares. For example, it appears you should update the information in the following sections: The Offering (page 14), Use of Proceeds (page 55), Selling Securityholders (page 116), Shares Eligible for Future Sale (page 141), and Unregistered Sales of Securities (page II-1). These are just examples.

Company Response: The Company acknowledges the Staff's Comment and has amended the disclosures throughout the Registration Statement but in particular on pages 14 (The Offering), 55 (Use of Proceeds), 116 (Selling Securityholders), 141 (Shares Eligible for Future Sale), and II-2 (Unregistered Sales of Securities), to remove mention of the two Korean investors, who will not be issued shares any more, and reflect that 87,565 Ordinary Shares were issued to Appleby on July 9, 2024.

Selling Securityholders, page 118

3.	We note your response to prior comment 10. Please revise to also discuss how Pegasus Digital Mobility Sponsor LLC received its warrants.

Company Response: The Company acknowledges the Staff's Comment and has amended the disclosure on page 118 (Selling Securityholders) to clarify when and how Pegasus Digital Mobility Sponsor LLC acquired its Private Warrants.

Recent Sales of Unregistered Securities, page II-1

4.	Please disclose the date of sale for each unregistered sale of securities. Refer Item 701(a) of Regulation S-K.

Company Response: The Company acknowledges the Staff's Comment and has amended the disclosure on pages II-1 and II-2 to specify the dates of sale for each unregistered sale of securities.

Clifford Chance PARTNERSCHAFT MIT BESCHRÄNKTER BERUFSHAFTUNG

Exhibits

5.	Please provide legality opinions that opine on all of the securities being registered. We note that the filed legality opinion does not state to which securities it pertains. The opinion also does not appear to address the legality of the ordinary shares already issued. We further note that there is no opinion regarding whether the warrants in the offering are binding obligations of the registrant under the law of the jurisdiction governing the warrant agreement. Refer to Sections II.B.1.f and II.B.2.h of Staff Legal Bulletin No. 19.

Company Response: The Company acknowledges the Staff’s Comment and an updated Dutch legal opinion of Clifford Chance a US legal opinion of Clifford Chance have been added to the exhibits

If you have any questions regarding the Amended Registration Statement, please contact with George Hacket at +49 69 7199 3103 or george.hacket@cliffordchance.com or Axel Wittmann at Axel.Wittmann@CliffordChance.com or under +49 69 7199 1528.

Sincerely,

/s/ Axel Wittmann

c.c.	SCHMID Group N.V.
Julia Natterer (CFO)

Clifford Chance PARTNERSCHAFT MIT BESCHRÄNKTER BERUFSHAFTUNG

Annex A